SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A

                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                     HEALTH AND RETIREMENT PROPERTIES TRUST
             (Exact Name of Registrant as Specified in its Charter)


                Maryland                               04-6558834
(State of Incorporation or Organization)            (I.R.S. Employer
                                                   Identification no.)

           400 Centre Street,
         Newton, Massachusetts                            02158
(Address of principal executive office)                 (zip code)


If this  Form  relates  to the             If this Form  relates  to the
registration of a class of debt            registration  of a class of debt
securities and is effective upon           securities and is to become
filing pursuant to General                 effective simultaneously with the
Instruction A(c)(1) please  check          effectiveness of a concurrent
the  following  box.  |X|                  registration statement under the
                                           Securities Act of 1933 pursuant to
                                           General Instruction A(c)(2)
                                           please check the following box. | |

        Securities to be registered pursuant to Section 12(b) of the Act:


      Title of Each Class                       Name of Each Exchange on Which
      to be so Registered                       Each Class is to be Registered
      -------------------                       ------------------------------

7.5% Convertible Subordinated                       New York Stock Exchange
Debentures, due 2003, Series A

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)


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Item 1.  Description of Registrant's Securities to be Registered.

         Health and Retirement Properties Trust (the "Company") is hereby registering its 7.5% Convertible Subordinated Debentures, due 2003, Series A (the "Debentures").

         The "Description of Debt Securities" contained in the Company's Registration Statement on Form S-3, No. 333-02863 (the "Registration Statement") is incorporated herein by reference and supplemented by the material set forth below.

         The Debentures will be issued under an indenture to be dated as of September 20, 1996, as supplemented by the First Supplement thereto (the "Indenture"), between the Company and Fleet National Bank, as trustee (the "Trustee"). The terms of the Debentures and the Indenture include those stated in the Debentures and the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). A copy of the form of the Indenture is filed as an exhibit to the Registration Statement and incorporated herein by reference as Exhibit 1. The following is a summary of certain provisions of the Indenture and does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Indenture, including the definition of certain terms therein which reference is hereby made, for a complete statement of such provisions. Wherever particular articles or sections of the Indenture or terms defined therein are referred to herein, such provisions or definitions are incorporated herein by reference.

         General. The Debentures are unsecured general obligations of the Company, subject to the rights of holders of Senior Indebtedness (as defined) of the Company, and will mature on October 1, 2003. The Debentures will be limited to $70 million aggregate principal amount (plus up to $10.5 million aggregate principal amount solely to cover exercise of the underwriters' overallotment option) and will bear interest semiannually on April 1 and October 1 of each year commencing April 1, 1997 at 7.5% per annum. The first payment will be for the period from the date of issuance to April 1, 1997. The Company will pay interest on the Debentures to the persons who are registered holders of Debentures ("Debentureholders") at the close of business on the March 15 or September 15 preceding the interest payment date. The Company may pay principal and interest by check and may mail an interest check to a holder's registered address; provided, however, that payments to The Depository Trust Company, New York, New York (the "Debt Depositary") will be made by wire transfer of immediately available funds to the account of the Debt Depositary or its nominee. Holders must surrender Debentures to a Paying Agent to collect final principal payments.

         The Debentures will be in registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. A holder may transfer or exchange Debentures in accordance with the Indenture. No service charge will be made for any registration of transfer, exchange or conversion of Debentures, except for any tax or other governmental charges that may be imposed in connection therewith. The Registrar need not transfer or exchange any Debentures selected for redemption. Also, in the event of a partial redemption, it need not transfer or exchange any Debentures for a period of 15 days before selecting the Debentures to be redeemed. The registered holder of a Debenture may be treated as its owner for all purposes. The Indenture does not contain any financial covenants or restrictions on the incurrence of Senior Indebtedness or, in the absence of an Event of Default, restrictions on the payment of dividends or the issuance or repurchase of securities of the Company, except to the extent described under "--Subordination of Debentures" or "-- Dividends, Distributions and Acquisitions of Common Shares". In addition, the Indenture does not contain any provision requiring the Company to repurchase the Debentures at the option of the holders thereof in the event of a leveraged buyout, recapitalization or similar restructuring of the Company, even though the Company's creditworthiness and the market value of the Debentures may decline significantly as a result of such transaction. The Indenture does not protect holders of the Debentures against any decline in credit quality, whether resulting from any such transaction or from any other cause.

         Initially, Fleet National Bank will act as Paying Agent, Registrar and Conversion Agent. The Company may change any Paying Agent, Registrar, Conversion Agent or co-registrar without notice and may act in any such capacity itself.

         Conversion. The holders of the Debentures will be entitled at any time prior to maturity, subject to prior redemption, to convert the Debentures or portions thereof (which are $1,000 or integral multiples thereof) into the Company's common shares of beneficial interest, par value $.01 per share (the "Common Shares"), at a conversion price equal to $18.00 per share (subject to adjustments as described below). No payment or adjustment will be made for accrued interest on a converted Debenture. If any Debenture not called for redemption is converted between a record date for the payment of interest and the next succeeding interest payment date, such Debenture must be accompanied by funds equal to the interest payable to the registered holder on such interest payment date on the principal amount so converted. The Company will not issue fractional Common Shares upon conversion of Debentures and, instead, will deliver a check for the fractional Common Shares based upon the market value of the Common Shares on the last trading day prior to the conversion date. If the Debentures are called for redemption, conversion rights will expire at the close of business on the redemption date, unless the Company defaults in payment due upon such redemption.

         To protect the Company's status as a real estate investment trust ("REIT"), a holder may not own any Debenture if as a result of such ownership any Person would then be deemed to beneficially own, directly or indirectly, 8.5% or more of the Company's Common Shares. For purposes of determining a Person's beneficial ownership of Common Shares, the Debentures beneficially owned by such Person will be deemed converted and added to the Common Shares beneficially owned by such Person for purposes of determining whether such Person beneficially owns in excess of 8.5% of the Common Shares.

         The conversion price is subject to adjustment, as set forth in the Indenture, in certain events, including the payment of dividends or distributions on the Company's shares of beneficial interest in Common Shares or other securities issued by the Company; the issuance to all holders of Common Shares of rights, options or warrants entitling them to subscribe for Common Shares (or securities convertible into Common Shares), subdivisions or combinations of the Common Shares into a greater or smaller number of shares, and reclassification of Common Shares resulting in an issuance of any of the Company's shares of beneficial interest. No adjustment is provided in the case of distributions to holders of Common Shares of assets (including securities, other than those rights, options, warrants, dividends and distributions referred to above). No adjustment in the conversion price need be made unless such adjustment would require a change of at least 1% in the conversion price; however, any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. A conversion price adjustment made according to the provisions of the Debentures

(or the absence of provision for such an adjustment) might result in a constructive distribution to the holders of Debentures or holders of Common Shares that would be subject to taxation as a dividend. The Company may, at its option, make such reduction in the conversion price, in addition to those set forth above, as the Board of Trustees of the Company deems advisable to avoid or diminish any income tax to holders of Common Shares resulting from any dividend or distribution of equity securities (or rights to acquire equity securities) or from any event treated as such for income tax purposes or for any other reason. The Board of Trustees will also have the power to resolve any ambiguity or correct any error in the provisions relating to the adjustment of the conversion price of the Debentures and its actions in so doing shall be final and conclusive.

         If the Company combines or merges with, or sells or transfers substantially all of its assets to, another corporation or trust, the holders of the Debentures then outstanding will be entitled thereafter to convert such Debentures into the kind and amount of shares of capital stock, other securities, cash or other assets which they would have owned immediately after such event had such Debentures been converted before the effective date of the transaction.

         Subordination of Debentures. The indebtedness evidenced by the Debentures will be subordinated and junior in right of payment to the extent set forth in the Indenture to the prior payment in full of amounts then due on all Senior Indebtedness. No payment shall be made by the Company on account of principal of or interest on the Debentures or on account of the purchase or other acquisition of Debentures, if there shall have occurred and be continuing a default with respect to any Senior Indebtedness permitting the holders to accelerate the maturity thereof or with respect to the payment of any Senior Indebtedness, and such default shall be the subject of a judicial proceeding or the Company shall have received notice of such default from any holder of Senior Indebtedness, unless and until such default or event of default shall have been cured or waived or shall have ceased to exist. By reason of these provisions, in the event of default on any Senior Indebtedness, whether now outstanding or hereafter issued, payments of principal of and interest on the Debentures may not be permitted to be made until such Senior Indebtedness is paid in full, or the event of default on such Senior Indebtedness is cured or waived.

         Upon any acceleration of the principal of the Debentures or any distribution of assets of the Company upon any receivership, dissolution, winding-up, liquidation, reorganization, or similar proceedings of the Company, whether voluntary or involuntary, or in bankruptcy or insolvency, all amounts due or to become due upon all Senior Indebtedness must be paid in full before the holders of the Debentures or the Trustee are entitled to receive or retain any assets so distributed in respect of the Debentures. By reason of this provision, in the event of insolvency, holders of the Debentures may recover less, ratably, than holders of Senior Indebtedness.

         "Senior Indebtedness" is defined to mean the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company, whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursements and indemnification obligations, and all other amounts payable under or in respect of (i) any Indebtedness of the Company and
(ii) any and all deferrals, renewals, extensions, refundings and refinancings (whether direct or indirect) of any such Indebtedness, whether any such Indebtedness exists as of the date of this Form 8-A or is hereafter created, incurred, assumed or guaranteed; provided, however, that Senior Indebtedness will not include (A) the Debentures, the Company's 7.5% Convertible Subordinated Debentures, due 2003, Series B (the "Regulation S Debentures") or the Company's 7.25% Convertible Subordinated Debentures, due 2001 (the "7.25% Debentures) or
(B) Indebtedness of the Company owed or owing to a subsidiary or any officer, director, trustee or employee of the Company or any subsidiary, (C) Indebtedness of the Company which, pursuant to the terms of the instrument creating or evidencing such Indebtedness, is expressly made pari passu with or subordinated in right of payment to the Debentures or (D) any liability for taxes owed or owing by the Company.

         "Indebtedness" as applied to the Company, means (a) all liabilities and obligations, contingent or otherwise of the Company (i) in respect of borrowed money whether or not evidenced by a promissory note, draft or similar instrument (whether or not the recourse of the lender is to the whole of the asses of the Company or only to a portion thereof); (ii) evidenced by bonds, notes, debentures or similar instruments; (iii) evidenced by a letter of credit or reimbursement obligation of the Company with respect to any letter of credit
(iv) evidenced by bankers' acceptances or similar instruments issued or accepted by banks; (v) for the payment of money relating to obligations with respect to any leases that is properly classified as a liability on a balance sheet in accordance with generally accepted accounting principles; and (vi) representing the balance deferred and unpaid for all or any part of the purchase price of property or services (except any such balance that constitutes (A) a trade payable or an accrued liability arising in the ordinary course of business or
(B) a trade draft or note payable issued in the ordinary course of business in connection with the purchase of goods or services); (b) all net obligations of the Company under interest swap and hedging obligations; (c) all liabilities of others described in the preceding clauses (a) and (b) which the Company has guaranteed or for which it is otherwise liable and all obligations to purchase, redeem or acquire any shares of beneficial interest of the Company; and (d) any and all deferrals, amendments, renewals, extensions, supplements, refinancings or refundings (whether direct or indirect) of any liability or obligation described in any of the preceding clauses (a), (b) or (c), or this clause (d), whether or not between or among the same parties.

         Optional Redemption. The Debentures will be subject to redemption, in whole or in part, at any time or from time to time commencing October 1, 1999, at the option of the Company on at least 30 days' prior notice by mail at a redemption price equal to 100% of the principal amount thereof, plus interest accrued to the date of redemption. The Debentures will not be redeemable prior to October 1, 1999; provided, however, the Debentures will be subject to redemption, in whole or in part, at any time for certain reasons intended to protect the Company's status as a REIT, at the option of the Company on at least 30 days' prior notice by mail at a redemption price equal to 100% of the principal amount, plus interest accrued to the date of redemption. The Company may redeem Debentures prior to October 1, 1999 solely with respect to the Debentures of a holder or holders who pose a threat to the Company's REIT status and only to the extent deemed necessary by the Company's Board of Trustees to preserve such status. The Company may at any time buy Debentures on the open market at prices which may be greater or less than the optional redemption price listed above.

         Dividends, Distributions, and Acquisitions of Common Shares. The Indenture provides that the Company will not (i) declare or pay any dividend or make any distribution on its shares of Common Shares or to holders of Common Shares (other than dividends or distributions payable in Common Shares or other than as the Company determines in good faith is necessary to maintain its status as a REIT) or (ii) purchase, redeem or otherwise acquire or retire for value any of its Common Shares, if at the time of such action an Event of Default (as defined) has occurred and is continuing or would exist immediately after such action. The foregoing, however, will not prevent (i) the payment of any dividend within 60 days after the date of declaration when the payment would have complied with the foregoing provision on the date of declaration, or (ii) the Company's retirement of any of its Common Shares by exchange for, or out of the proceeds of the substantially concurrent sale of, other Common Shares.

         Consolidation, Merger or Sale. The Indenture provides that the Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (i) either the Company shall be the continuing entity or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of and interest on all of the Debentures and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default (a "Default"), shall have occurred and be continuing; and (iii) an officer's certificate and legal opinion more fully described in the Indenture shall be delivered to the Trustee.

         Events of Default. The Indenture will provide that the following events are "Events of Default" with respect to the Debentures: (a) default for 30 days in the payment of any installment interest on the Debentures, the Regulation S Debentures or the 7.25% Debentures (each a "Series"); (b) default in the payment of the principal of any Series at their maturity; (c) default for 60 days in the Company's obligations to convert any Series; (d) default in the performance of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Senior Indebtedness issued thereunder), such default having continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of an aggregate principal amount exceeding $25 million of any Indebtedness of the Company or any mortgage, indenture or other instrument under which such Indebtedness is issued or by which such Indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such Indebtedness, but only if such Indebtedness is not discharged or such acceleration is not rescinded or annulled; or (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company.

         If an Event of Default (other than an Event of Default described in clause (f) above) under the Indenture with respect to Debentures occurs and is continuing, then in every such case the Trustee or the holders of not less than a majority in principal amount of a Series may declare the principal amount of such Series to be due and payable immediately by written notice thereof to the Company (and to the Trustee if given by the holders). If an Event of Default described in clause (f) above shall occur, all Series will automatically, and without any action by the Trustee or any holder, become immediately due and payable. However, at any time after such a declaration of acceleration with respect to a Series or all Series, (or of all Debentures and the Series B Debentures as the case may be), has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of not less than a majority in outstanding principal amount of a Series (in the case of a declaration of acceleration with respect to such Series) or the holders of all Series, as the case may be, may rescind such declaration and its consequences if (i) the Company shall have deposited with the Trustee all required payments of the principal of and interest on such Series or all Series, as the case may be, plus certain fees, expenses, disbursements and advances of the Trustee, and (ii) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof) or interest on such Series or all Series be, have been cured or waived as provided in the Indenture. The Indenture will also provide that the holders of not less than a majority in outstanding principal amount of a Series may waive any past default with respect to such Series and its consequences, except a default (i) in the payment of the principal of or interest on a Series, or (ii) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of each holder of such Series.

         Summaries of certain additional information relating to Defaults or Events of Default, the exercise of remedies by the Trustee or holders of Debentures and limitations thereon and related notices and waivers is set forth in the portion of the Registration Statement which is incorporated herein.

         Book Entry: Delivery and Form. The Debentures may be evidenced by one or more global debentures (each, a "Global Debenture") which will be deposited with, or on behalf of, the Debt Depositary and registered in the name of Cede & Co. ("Cede") as the Debt Depositary's nominee.

         So long as Cede, as the nominee of the Debt Depositary, is the registered owner of a Global Debenture, Cede for all purposes will be considered the sole holder of such Global Debenture. Except as otherwise provided in the Indenture, owners of beneficial interests in a Global Debenture will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holders thereof.

         Neither the Company nor the Trustee (or any registrar, paying agent or conversion agent under the Indenture) will have any responsibility for the performance of the Debt Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. The Debt Depositary has advised the Company that it will take any action permitted to be taken by a holder of Debentures (including, without limitation, the presentation of Debentures for exchange as described below) only at the direction of one or more participants to whose account with the Debt Depositary interests in a Global Debenture are credited, and only in respect of the principal amount of the Debentures represented by a Global Debenture as to which such participant or participants has or have given such direction.

         The Debt Depositary has advised the Company as follows: the Debt Depositary is a limited purpose trust company organized under the laws of the
State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Debt Depositary was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own the Debt Depositary. Indirect access to the Debt Depositary's systems is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

         Ownership of beneficial interests in any Global Debenture will be limited to persons that have accounts with the Debt Depositary ("participants") or persons that may hold interests through participants. Upon the issuance of a Global Debenture, the Debt Depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debenture represented by such Global Debenture beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of such Debentures. Ownership of beneficial interests in such Global Debenture will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Debt Depositary (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Debenture.

         Each person owning a beneficial interest in a Global Debenture must rely on the procedures of the Debt Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if it requests any action of holders or if an owner of a beneficial interest in a Global Debenture desires to give or take any action which a holder is entitled to give or take under the Indenture, the Debt Depositary would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

         Principal and interest payments on Debentures represented by a Global Debenture registered in the name of the Debt Depositary or its nominee will be made to the Debt Depositary or its nominee, as the case may be, as the registered owner of such Global Debenture. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

         The  Company  expects  that  the  Debt  Depositary  for any  Debentures represented by a Global Debenture upon receipt of any payment of principal, premium or interest in respect of such Global Debenture will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Debenture as shown on the records of Debt Depositary. The Company also expects that payments by participants to owners to beneficial interests in a Global Debenture held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

         If the Debt Depositary for any Debenture represented by a Global Debenture is at any time unwilling or unable to continue as Debt Depositary or ceases to be a clearing agency under the Exchange Act, and a successor Debt Depositary registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue such Debentures in definitive form in exchange for such Global Debenture. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debentures represented by a Global Debenture and, in such event, will issue Debentures in definitive form in exchange for the Global Debenture representing such Debentures. Any Debentures issued in definitive form in exchange for a Global Debenture will be registered in such name or names as the Debt Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Debt Depositary from participants with respect to ownership of beneficial interests in the Global Debenture.

         As of October 1, 1996, the Company's outstanding borrowings which would constitute Senior Indebtedness were $346.3 million.

Item 2.  Exhibits.

         As required by Instruction I to Item 2, the following exhibits will be supplied to the New York Stock Exchange and are filed herewith:

1. Indenture, dated September 20, 1996, between the Company and Fleet National Bank, as trustee (Incorporated by reference to the form of Indenture filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3, No. 333-02863).

         The Form of Indenture has been modified as follows: (1) by dating it September 20, 1996; (2) inserting the name and address of the Trustee thereof (Fleet National Bank, One Federal Street, Boston, Massachusetts 02106); and (3) inserting "$25,000,000" in the blanks of Section 501 thereof.

2. First Supplemental Indenture relating to the Company's 7.5% Convertible Subordinated Debentures, due 2003, Series A (the "Debentures") between the Company and Fleet National Bank (Incorporated by reference to the form of First Supplemental Indenture filed as Exhibit 4.1 to the Company's Form 8-K dated October 1, 1996 filed with the Commission); and

3. Form of Debenture (Incorporated by reference to Exhibit A of the form of First Supplemental Indenture filed as Exhibit 4.1 to the Company's Form 8-K dated October 1, 1996 filed with the Commission).

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    HEALTH AND RETIREMENT  PROPERTIES TRUST



Date: October 1, 1996                        By:/s/ Ajay Saini
                                                --------------
                                                      Ajay Saini
                                                       Treasurer